Exhibit 99.1

Unofficial English translation – For informational purposes only

MDxHealth SA

Limited Liability Company
(société anonyme)

CAP Business Center
Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31
4040 Herstal, Belgium
VAT BE 0479.292.440 (RLP Liège, division Liège)

INVITATION

extraordinary GENERAL MEETING

to be held on Thursday, November 19, 2026, at 4:00 p.m.

The holders of securities issued by MDxHealth SA (the “Company”) are invited to the extraordinary general shareholders’ meeting of the Company before a notary public.

GENERAL INFORMATION

Date, hour and venue: The extraordinary general shareholders’ meeting will be held on Thursday, November 19, 2026, at 4:00 p.m. at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place as will be indicated at that place at that time. There is an attendance quorum requirement for the item on the agenda of the extraordinary general shareholders’ meeting (see also below under “—Extraordinary general meeting”). If the attendance quorum for the item on the agenda of the extraordinary general shareholders’ meeting were not to be reached, a second extraordinary general shareholders’ meeting will be held for this item on Thursday, December 10, 2026, unless, as the case may be, decided otherwise on behalf of the board of directors.

Opening of the doors: In order to facilitate the keeping of the attendance list on the day of the extraordinary general shareholders’ meeting, holders of securities and their representatives are invited to register as of 3:15 p.m.

extraordinary GENERAL MEETING

Agenda and proposed resolution: The agenda and proposed resolution of the extraordinary general shareholders’ meeting of the Company which, as the case may be, can be amended at the meeting on behalf of the board of directors, are as follows:

1.	Share Consolidation (reverse stock split with a ratio ranging between 1-for-5 and 1-for-30)

Proposed resolution: In accordance with article 7:49 of the Belgian Companies and Associations Code, the extraordinary general shareholders’ meeting decides to effect a share consolidation with respect to all outstanding shares of the Company by means of a reverse stock split with a ratio ranging between 1-for-5 and 1-for-30 (the “Share Consolidation”), and to grant the board of directors of the Company the authority for a six-month period following the date of this extraordinary general shareholders’ meeting to determine the final ratio within such range and further implement the Share Consolidation. If the board of directors does not initiate the process for implementing the Share Consolidation within a six-month period following the date of this extraordinary general shareholders’ meeting, the board of director’s authority to effect the Share Consolidation shall expire, unless renewed. The board of director’s authority to determine the final ratio for the Share Consolidation and to further implement the Share Consolidation is subject to the following terms and conditions:

(a)	Share Consolidation: All of the outstanding shares of the Company shall be consolidated into a new and reduced number of shares pursuant to a ratio that is to be further determined by the board of directors of the Company prior to the implementation of the Share Consolidation and that must be within a range of one (1) new share for five (5) existing shares and one (1) new share for thirty (30) existing shares (such final ratio as shall be determined by the board of directors, the “Ratio”). Subject to the terms and conditions set out below, the Share Consolidation will be carried out simultaneously for all outstanding shares of the Company in accordance with the Ratio, so that after the completion of the Share Consolidation each new share shall represent the same fraction of the Company’s share capital. The Share Consolidation will not result in a reduction or increase of the Company’s share capital.

(b)	Form and nature of the new shares: The Share Consolidation will not affect the form of the outstanding shares (dematerialized or registered) and the outstanding dematerialized and registered shares will be processed separately within the framework of the Share Consolidation. All new shares after the completion of the Share Consolidation shall have the same rights and benefits and shall rank pari passu in all respects, including as to entitlements to dividends and other distributions, in application of the Ratio.

(c)	No fractions of new shares: Within the framework of the Share Consolidation, the existing shares can only be consolidated, in accordance with the Ratio as shall be determined by the board of directors, into a whole number of new shares. No fractions of new shares can be issued. Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall be authorized to determine the manner and process to effect the Share Consolidation with respect to holders of existing shares of the Company who at the time of the Share Consolidation do not have a sufficient number of existing shares in order to receive a whole number of new shares in accordance with the Ratio. Within this context, the board of directors shall have the authority to determine that (i) the positions of old shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio can be aggregated for consolidation into new shares, (ii) such new shares can be sold or placed, via an exempt private placement, block trade, market sale, bookbuilding (accelerated or not) or otherwise, to or with institutional, qualified or professional investors or individuals in and outside of Belgium, and (iii) the proceeds of such sale or placement will be distributed on a pro rata basis to the holders of existing shares that do not have a sufficient number of existing shares to be converted into whole new shares in accordance with the Ratio, provided that the proceeds shall not be less than one euro cent (EUR 0.01) per existing share. If proceeds are less or cannot be distributed on a pro rata basis as aforementioned, these shall accrue to the Company. The relevant transaction costs and expenses (including commissions, fees and expenses of agents and advisors) and applicable taxes, all as applicable, will be borne by the Company. Subject to applicable provisions of company, financial and securities law, the board of directors shall also have the authority to determine that the positions of existing shares that cannot be consolidated in accordance with the Ratio into a whole number of new shares, can be acquired by the Company or one of its subsidiaries and that the proceeds of such sale will be distributed on a pro rata basis as aforementioned. Subject to applicable provisions of company, financial and securities law, the board of directors also has the power to determine, as the case may be and on the basis of objective grounds and practical considerations, that the treatment, timeline and process to deal with fractions of European Shares that cannot be consolidated in accordance with the Ratio into a whole number of new shares shall be different from the treatment, timeline and process in relation to fractions of U.S. Shares that cannot be consolidated in accordance with the Ratio into a whole number of new shares, including in relation to the currency of any payment for European Shares (which shall be in EUR or USD, as shall be determined by the board of directors, taking into account the currency of the proceeds of the aforementioned sale) and for U.S. Shares (which shall be in USD), respectively, provided, however, that the treatment of the European Shares and U.S. Shares, respectively, shall not be manifestly unequal.

(d)	Cancellation of existing shares: Following the completion of the Share Consolidation, the existing shares of the Company shall be cancelled and will no longer remain outstanding.

(e)	Timing of the Share Consolidation: The board of directors shall be authorized to determine the final Ratio and the effective date of the Share Consolidation, provided however, that the Share Consolidation is to be implemented within a six-month period following the date of this extraordinary general shareholders’ meeting at the latest. The board of directors shall have the authority not to proceed with the implementation of the Share Consolidation, or, in case the implementation of the Share Consolidation has already started, to suspend or cancel the completion of the Share Consolidation if the board of directors determines that the market circumstances do not allow for the completion of the Share Consolidation in circumstances deemed satisfactory to it.

(f)	Agents: One or more banks or financial institutions shall or may be appointed by the Company for the purpose of the further organization and implementation of the Share Consolidation in relation to the European Shares and U.S. Shares, respectively, including (but not limited to) the consolidation of positions of existing European Shares and U.S. Shares, respectively, that cannot be consolidated into a whole number of new shares in accordance with the Ratio, and the sale of new European Shares and/or U.S. Shares, respectively, as permitted by paragraph (c).

(g)	Adjustment of the subscription price of the Subscription Rights: At completion of the Share Consolidation, the Share Consolidation shall be effected in relation to the outstanding subscription rights of the Company in the manner as contemplated in the respective terms and conditions of these subscription rights, so that a holder of subscription rights will have to exercise subscription rights with respect to at least such number of shares prior to the Share Consolidation as shall be required in accordance with the Ratio in order to subscribe for one or more whole shares after the Share Consolidation.

(h)	Amendment of the articles of association: At completion of the Share Consolidation, Article 5 of the Company’s articles of association shall be amended and restated to take into account the resulting number of outstanding and existing shares.

(i)	Further implementation of the Share Consolidation: Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall have the authority to further implement and effect the Share Consolidation, including (without being limited to) the authority to (i) determine the final Ratio of the Share Consolidation, (ii) determine the practical implementation of the Share Consolidation (it being understood that a different practical implementation can be determined for the shares that are reflected in the component of the Company’s share register that is held in Belgium and the shares that are reflected directly or indirectly in the component of the Company’s share register that is held in the United States, subject to what is stated in paragraph (c) above), (iii) determine the timing and the effective date of the Share Consolidation as contemplated by paragraph (e), (iv) determine the manner and process to deal with positions of existing European Shares and U.S. Shares, respectively, that cannot be consolidated into a whole number of new shares in accordance with the Ratio as contemplated by paragraph (c), (v) appoint one or more banks or financial institutions for the further organization and implementation of the Share Consolidation as contemplated by paragraph (f), (vi) proceed with the recording of the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public, (vii) take all useful or necessary steps with Nasdaq, Euroclear, Computershare, Depository Trust & Clearing Corporation and any other competent settlement agency, and any regulatory or listing authority in connection with the implementation of the Share Consolidation, (viii) make all changes in the relevant securities register books of the Company reflecting the Share Consolidation, and (ix) do such other things as shall be useful, appropriate or necessary in connection with the foregoing. The board of directors shall have the authority to delegate the further implementation and execution of the Share Consolidation (including the powers referred to in sub-sections (i) to (ix)), in whole or in part, to one or more members of the Company’s executive management or personnel. Any director, any member of the executive management, and any other persons that shall be expressly appointed for such purpose by the board of directors shall be authorized to record the final Ratio of the Share Consolidation and the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public.

Attendance quorum: According to the Belgian Companies and Associations Code, an attendance quorum of at least 50% of the outstanding shares must be present or represented at the extraordinary general shareholders’ meeting for the deliberation and voting on the item of the aforementioned agenda of the extraordinary general shareholders’ meeting. If such attendance quorum is not reached, a second extraordinary general shareholders’ meeting will be convened for this agenda item, unless, as the case may be, decided otherwise on behalf of the board of directors, and the attendance quorum requirement will not apply to such second meeting.

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolution referred to in the aforementioned agenda of the extraordinary general shareholders’ meeting shall be passed if it is approved by a majority of 75% of the votes validly cast by the shareholders. Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to participate to the extraordinary general shareholders’ meeting, but only with an advisory vote.

Participation to the meeting

Introduction: Holders of securities issued by the Company who wish to participate to the extraordinary general shareholders’ meeting of the Company should take into account the formalities and procedures described below.

Since the completion, on December 18, 2023, of the Company’s transition from a dual listing of the Company’s former American Depositary Shares on Nasdaq and shares on Euronext Brussels to a sole listing of its shares on Nasdaq, the Company’s shares are comprised of:

(a)	shares that are reflected in the component of the Company’s share register that is held in Belgium and which is managed by Euroclear Belgium (the “Belgian Share Register” and, the shares reflected in the Belgian Share Register, the “European Shares”), and that cannot be traded on Nasdaq until they have been repositioned into U.S. Shares (as defined below); and

(b)	shares that are reflected directly or indirectly in the component of the Company’s share register that is held in the United States and which is managed by Computershare (the “U.S. Share Register” and, the shares reflected in the U.S. Share Register, the “U.S. Shares”), and that can be traded on Nasdaq.

For further information and details regarding the transition to a single listing on Nasdaq and the repositioning process, please visit the dedicated web page on the Company’s website (see: https://mdxhealth.com/proposed-transition-to-a-single-listing-on-nasdaq/).

Registration date: In accordance with article 32 of the Company’s articles of association and article 7:134 of the Belgian Companies and Associations Code, the Company’s board of directors sets the registration date for the extraordinary general shareholders’ meeting on Tuesday, November 17, 2026, at midnight (12:00 a.m., Belgian time) (the “Registration Date”). Only persons owning securities issued by the Company on Tuesday, November 17, 2026, at midnight (12:00 a.m., Belgian time) shall be entitled to participate to, and, as the case may be, vote at the extraordinary general shareholders’ meeting. Only shareholders are entitled to vote. The holders of subscription rights can participate to the extraordinary general shareholders’ meeting, but only with an advisory vote. Shareholders, as well as holders of subscription rights must satisfy the formalities that are described under “—Participation to the meeting”.

Participation to the meeting: In order to be able to participate to the extraordinary general shareholders’ meeting, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the Registration Date, and (b) notify the Company, as described below:

(a)	Registration: Firstly, the right for a holder of securities issued by the Company to participate to and, as applicable, to vote at the extraordinary general shareholders’ meeting is only granted on the basis of the registration of the securities concerned on the aforementioned Registration Date at midnight, as follows:

(i)	Holders of registered European Shares and registered subscription rights issued by the Company: The holders of registered European Shares and subscription rights in registered form issued by the Company may participate to the extraordinary general shareholders’ meeting only for the registered European Shares and registered subscription rights that are reflected in their name in the Belgian Share Register and relevant register of subscription rights, respectively, on the Registration Date.

(ii)	Holders of dematerialised European Shares: The holders of dematerialised European Shares that want participate to the extraordinary general shareholders’ meeting must request their certified account holder or the central securities depositary for the shares concerned to issue a certificate stating the number of dematerialised shares registered in the name of the shareholder in its books on the Registration Date, and to send it to the Company (by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com) at the latest on the business day prior to the extraordinary general shareholders’ meeting, i.e., on or before Wednesday, November 18, 2026, at the latest (the “Notification Deadline”). The Company shall determine the ownership of the relevant shares at the Registration Date solely on the basis of such certificates.

(iii)	Holders of U.S. Shares, reflected directly in the U.S. Share Register (not through DTCC): The holders of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC) may only be admitted to the extraordinary general shareholders’ meeting if their ownership of U.S. Shares is reflected in the U.S. Share Register on the Registration Date. The Company’s U.S. transfer agent will no later than the Notification Deadline provide the Company directly or indirectly with a shareholder list at the Registration Date that contains all of the registered holders of the Company’s U.S. Shares recorded in the U.S. Share Register directly (not through DTCC) on the Registration Date. The Company shall determine the ownership of the relevant shares at the Registration Date solely on the basis of the aforementioned information.

(iv)	Holders of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC): The holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, may only be admitted to the extraordinary general shareholders’ meeting if their ownership of U.S. Shares is included in the information provided to the Company no later than the Notification Deadline through the broker, financial institution or other intermediary of such shareholders. The Company shall determine the ownership of the relevant shares at the Registration Date solely on the basis of the aforementioned information.

(b)	Notification: Secondly, in accordance with article 32 of the Company’s articles of association and article 7:134 of the Belgian Companies and Associations Code, the Company’s board of directors sets the deadline for holders of securities issued by the Company to notify their participation to the extraordinary general shareholders’ meeting on the Notification Deadline. Therefore, in order to participate to the extraordinary general shareholders’ meeting, holders of securities issued by the Company must notify the Company whether they want to participate to the meeting, and must do so prior to or at the latest on Wednesday, November 18, 2026. The holders of securities who wish to make such notification can make use of the attendance form that can be obtained at the Company’s registered office and on the Company’s website (http://www.mdxhealth.com). The notice must reach the Company, by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com, at the latest on the Notification Deadline. Depending on the type of securities it holds, a holder of securities issued by the Company must notify to the Company its participation to the extraordinary general shareholders’ meeting as follows:

(i)	Holders of registered European Shares and registered subscription rights issued by the Company: Holders of registered European Shares and subscription rights in registered form issued by the Company that wish to make such notification must make sure that the attendance form is duly signed and completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above).

(ii)	Holders of dematerialised European Shares: Holders of dematerialised European Shares that wish to make such notification must make sure that the attendance form is duly signed and completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above). Furthermore, the notification must include a certificate confirming the number of European Shares that have been registered in their name on the Registration Date. The certificate can be obtained by the holders of the dematerialised European Shares with the certified account holder or the central securities depositary for the European Shares concerned (see also under (ii) in paragraph (a) above).

(iii)	Holders of U.S. Shares, reflected directly in the U.S. Share Register (not through DTCC): Holders of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC) that wish to make such notification must make sure that the attendance form included as part of their notice is duly completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above).

(iv)	Holders of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC): Holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, that wish to make such notification must make sure that the attendance form is duly completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above). Furthermore, the notification must include a certificate from a broker, financial institution or other intermediary indicating that such holder was the owner of such U.S. Shares on the Registration Date.

The Company encourages shareholders to participate to the extraordinary general shareholders’ meeting through a signed proxy or the U.S. proxy card (as further explained below under “—Representation by proxy”) that will be provided or is made available to them and in accordance with the accompanying instructions. If a shareholder attends to the extraordinary general shareholders’ meeting in person, it may revoke its signed proxy or U.S. proxy card until the Notification Deadline. Providing to the Company a signed proxy or U.S. proxy card to the Company shall also qualify as a notification, provided that the signed proxy or U.S. proxy card reaches the Company (by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com) no later than the Notification Deadline. For the shareholders referred to in (ii) and (iv) above, the signed proxy or U.S. proxy card must also include the certificates referred to in (ii) and (iv) above respectively.

Representation by proxy: The holders of securities can participate to the meeting and vote, as applicable, through a written proxy. Written proxies must contain specific voting instructions for the proposed resolution. Proxy forms can be obtained on the Company’s website (http://www.mdxhealth.com). The proxy form must be signed in writing or electronically. Holders of U.S Shares who want to appoint a proxy are strongly encouraged to use the U.S. proxy card that will be provided to them and according to the accompanying instructions. Signed proxies and U.S. proxy cards must reach the Company by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com, at the latest on the Notification Deadline, i.e., on or before Wednesday, November 18, 2026 at the latest. Holders of securities who wish to be represented by proxy must, in any case comply with the formalities to participate to the meeting, as explained under “—Participation to the meeting”. For the shareholders referred to in (ii) and (iv) of paragraph (b) of “—Participation to the meeting”, the signed proxy or U.S. proxy card must also include the certificates referred to in (ii) and (iv), respectively, of paragraph (b) of “—Participation to the meeting”.

Access to the meeting room: The natural persons who attend to the extraordinary general shareholders’ meeting in their capacity as owner of securities, holder of proxies or representative of a legal entity must be able to provide evidence of their identity in order to be granted access to the meeting room (subject to what is shared above under “—General information”). In addition, the representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the meeting.

Recommendation to use e-mail: The Company recommends the holders of its securities to use e-mail for all communication with the Company regarding the general shareholders’ meeting. The Company’s e-mail address for such communication is: agsm@mdxhealth.com. The Company also points at that, in addition to be physically available at the Company’s registered office and distributed by mail, all forms and other documentation in relation to the general shareholders’ meeting will be available on the Company’s website (http://www.mdxhealth.com). See also “—Available documentation”.

Data Protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of general shareholders’ meeting. The processing of such data will be carried out for the purposes of the organisation and conduct of the relevant general shareholders’ meeting, including the convening notices, registrations, participation and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. The data include, amongst others, identification data, the number and nature of securities of a holder of securities issued by the Company, proxies and voting instructions. This data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of such data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy Policy, available on the Company’s website (https://mdxhealth.com/privacy-policy). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are outlined in the aforementioned Privacy Policy. All this does not affect the rules that apply in connection with the registration and participation to the general shareholders’ meeting. To exercise rights as a data subject and for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dataprotection@mdxhealth.com.

available documentation

The following documentation is available on the Company’s website (http://www.mdxhealth.com): the notice convening the extraordinary general shareholders’ meeting, the documents to be submitted to the extraordinary general shareholders’ meeting as referred to in the agenda of the meeting, the attendance form, and the proxy form. Prior to the extraordinary general shareholders’ meeting, holders of securities of the Company can also obtain at the registered office of the Company (CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium), free of cost, a copy of this documentation.

Please address any correspondence on this matter to MDxHealth SA, Mr. Ron Kalfus CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium. The e-mail address is agsm@mdxhealth.com.

On behalf of the board of directors

This document is not an offer to sell or a solicitation of an offer to buy shares or other securities of mdxhealth sa.

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